UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

C.N.P.J. nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), in response to OFÍCIO/CVM/SEP/GEA-1/n ° 328/2011 received on September 13, 2011, requesting clarification about the news published on “Correio Braziliense”, on that date, entitled "Banco Santander investing R$ 300 million”, report that "Banco Santander announced yesterday the forecast to invest R$300 million over four years in the state of Rio de Janeiro" informs that:

(i) it regards on information consistent with the process of expansion of the physical structure of Santander Brazil, including by opening new agencies and service points that have been widely disclosed to the market since the time of the IPO, held on October 2009 (as allocation of resources on the offer documentation) as well as in sections 10.1 (directors' comments, p. 2) and at the end of item 10.10 (business plan) of the Reference Form of the Company; and

(ii) it cannot be considerate as an act or fact relevant, to the purposes of CVM Instruction No. 358/02, on this way, the publication shall not be required pursuant to the CVM Instruction. In the Company’s comprehension, the information presented by the journal Correio Braziliense, either because it is consistent with information already widely disseminated by the Company, or either by the amount involved, it cannot be considerate as a relevant fact for the purposes of CVM Instruction 358/02.

São Paulo, September 14, 2011.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 14, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer